NORTHERN LIGHTS FUND TRUST I, II, III and NORTHERN LIGHTS VARIABLE TRUST

James Colantino

Assistant Treasurer

Direct Telephone: (631) 470-2603

Fax: (631) 470-2701

E-mail: jim.colantino@thegeminicompanies.com

June 2, 2017

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn : Jeff Long

(202) 551-6983

RE: Northern Lights Fund Trust I, II, III and Northern Lights Variable Trust (the “Registrants”)

File Nos. 333-122917; 811-21720 (NLFT)

File Nos. 333-174926; 811-22549 (NLFT II)

File Nos. 333-178833; 811-22655 (NLFT III)

File Nos. 333-131820; 811-21853 (NLVT)

Dear Mr. Long:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to James Colantino on April 11, 2017 with respect to the above-referenced Trusts. Your comments are set forth below, and each is followed by the Registrant’s response.

Northern Lights Fund Trust III – Cozad Small Cap Value Fund 6/30/16 N-CSR

Comment 1:	The Fund has 38% of net assets invested in the Financial sector. Please consider the need to include proper concentration disclosure in the prospectus.
Response:	The Registrant will consider providing such disclosure in the Fund’s prospectus going forward if applicable.

Northern Lights Variable Trust – Mariner Managed Futures Strategy Portfolio 12/31/2016 N-CSR

Comment 2:	Please provide an explanation of the line item “Advance on unrealized swap appreciation” appearing under the Liabilities section of the Consolidated Statement of Assets and Liabilities.
Response:	This line item represents the amount that the Adviser has received on open swaps which the counterparty permits once the unrealized appreciation exceeds a certain threshold in excess of the margin requirement.

Northern Lights Fund Trust III – Cane Alternative Strategies Fund (6/30/16) and Issachar Fund (9/30/16)

Comment 3:	Please include more disclosure in the Management’s Discussion of Fund Performance (MDFP) on the Fund’s use of derivatives and their impact on Fund performance during the reporting period.
Response:	The Registrant will include such disclosure in the Management Discussion of Fund Performance in future shareholder reports.

Northern Lights Fund Trust – PSI Funds (6/30/16) and Ginkgo Multi-Strategy Fund (6/30/16)

Comment 4:	The portfolio turnover rates disclosed in the Financial Highlights were high. Should there be disclosure in each Fund’s prospectus to reflect high trading volume?
Response:	With respect to portfolio turnover, each of the PSI Funds and the Ginkgo Multi-Strategy Fund include the information required by Items 3 and 16 of Form N-1A, including the narrative disclosure regarding significant variation in turnover rates per Item 16(e), as well as including portfolio turnover risk within each Funds’ principal risk disclosures pursuant to Items 4 and 9 of Form N-1A.

Northern Lights Fund Trust III – Issachar Fund 9/30/16 N-CSR

Comment 5:	Please provide further clarification to the footnote item associated with the Fund’s portfolio turnover rate.
Response:	The Fund held a large portion of its portfolio in money market funds which are excluded from the portfolio turnover calculation with limited transactions in long term investments during the period. The timing of portfolio transactions during the period were such that the average month-end market value of the portfolio, excluding short-term investments, resulted in the inflated turnover rates disclosed in the Financial Highlights.

Northern Lights Fund Trust III and Northern Lights Variable Trust – Cane Alternative Strategies Fund (6/30/16) and Mariner Managed Futures Strategy Portfolio (12/31/16)

Comment 6:	Please disclose the underlying investments which comprise the basket of assets for each of the total return swaps reported in Portfolio of Investments.
Response:	We will consider adding the constituents of the total return swap in future filings.

Northern Lights Variable Trust – 7Twelve Balanced Portfolio (12/31/16)

Comment 7:	Under Note 3 of the Notes to Financial Statements it states that the Independent Trustee fees were paid by Northstar Financial Services. Please explain.
Response:	The Portfolio has a unitary fee structure. Pursuant to the terms of an administrative servicing agreement between Gemini Fund Services, LLC (“GFS”) and the Trust on behalf of the Portfolio, the Portfolio pays GFS a monthly fee for all operating expenses of the Portfolio. Northstar Financial Services, the parent company of GFS, pays the trustee fees on behalf of the Portfolio.

Northern Lights Variable Trust – Mariner Managed Futures Strategy Portfolio

Comment 8:	The most recent annual report posted on the Fund’s website is from 2014. Please update to include the most current version.
Response:	The Adviser has been notified. Additionally, the Portfolio liquidated on March 20, 2017.

Northern Lights Fund Trust and Northern Lights Fund Trust III – PSI Funds (6/30/16) and Issachar Fund (6/30/16)

Comment 9:	Please include the share class for each of the mutual fund holdings.
Response:	The share class for each of the mutual fund holdings will be included in future filings.

Northern Lights Fund Trust – Power Income Funds (6/30/16)

Comment 10:	Please note that the Fund’s website does not appear to be working.
Response:	Each of the individual websites for the Funds are currently directing the user to www.powermutualfunds.com which appears to be working properly.

Northern Lights Variable Trust – Mariner Managed Futures Portfolio (12/31/16)

Comment 11:	The Acquired Fund Fees & Expense ratio disclosed in the April 2016 prospectus is 14 basis points. Please confirm as the Fund held approximately 73% of its net assets in other investment companies as of December 31, 2016.
Response:	The Registrant confirms 14 basis points as the correct acquired fund fees and expense ratio. The Fund held significantly less in other investment companies during the remainder of the fiscal year.

Northern Lights Fund Trust – PSI Funds (6/30/16)

Comment 12:	Under the Supplemental Information discussion of the advisory agreement approvals, it states there was a new investment strategy implemented. How were shareholders notified of such change?
Response:

The PSI All Asset Fund filed a prospectus disclosing its revised investment strategy, including a name change of the Fund (formerly, PSI Market Neutral Fund) on Post-Effective Amendment No. 719 pursuant to Rule 485a on May 26, 2015 and Post-Effective Amendment No. 728 filed on July 27, 2015 (SEC Accession No. 0001580642-15-003137).

With respect to the PSI Total Return Fund and PSI Tactical Growth Fund, the Registrant respectfully differentiates the use of the term “strategy” included in the annual report disclosure from the Funds’ principal investment strategies. As disclosed in the Funds’ prospectus, the Adviser to each of the Funds executes each Funds’ principal investment strategy by using quantitative analysis to provide the Adviser with signals that will be used in making purchase, sale and allocation decisions for each Fund’s portfolio. The reference to revised “strategies” is intended to refer to changes in the underlying signals used by the Adviser as part of its quantitative analysis methods and not any change in either Funds’ investment strategy that would constitute either a material change or would require public notification.

Northern Lights Variable Trust – JNF SSgA Sector Rotation Portfolio (12/31/16)

Comment 13:	The Portfolio of Investments reflects over 30% of the net assets invested in SPDR Technology Select Sector ETF. Should there be concentration language in the prospectus?
Response:	The Registrant will consider providing such disclosure in the Fund’s prospectus going forward if applicable.

Northern Lights Fund Trust III – Issachar Fund (9/30/16)

Comment 14:	Please confirm the Acquired Fund Fees & Expense ratio of 28 basis points disclosed in the January 2017 prospectus as the Fund held 100% in mutual funds as of September 30, 2016.
Response:	The Registrant confirms the figure. The Fund held significantly less in other investment companies during the remainder of the fiscal year.

Northern Lights Fund Trust II, III and Northern Lights Variable Trust – PCS Commodity Strategy Fund (8/31/16), Cane Alternative Strategies Fund (6/30/16) and Mariner Managed Futures Strategy Portfolio (12/31/16)

Comment 15:	Please confirm that any fees of the CFC are included and properly classified on the Statement of Operations.
Response:	The Registrant confirms that any fees of the CFC are properly classified on the Statement of Operations.

Please contact me at (631) 470-2603 if you should require any further information.

Sincerely,

/s/ James Colantino

Assistant Treasurer

Northern Lights Fund Trust